Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

February 26, 2019
Via EDGAR
Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:     Principal Funds, Inc. (the “Registrant”)
File Numbers 33-59474 and 811-07572
Post-Effective Amendment No. 258 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange
Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on February 11, 2019. The Registrant filed the Amendment with the Commission on December 28, 2018, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in post-effective amendments that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 260).
Comment 1. Please confirm that the Registrant will update all outdated information in a subsequent filing, particularly with respect to fee waivers and expense tables and performance information.
Response: Confirmed.
Comment 2. Please revise expense tables to ensure that notations regarding estimated expenses are included (or removed) where appropriate.
Response: The Registrant will make the requested revisions.
Comment 3. Please confirm that the Registrant will provide the reviewer with a draft of the registration statement that includes completed expense tables and performance information prior to filing.
Response: Confirmed.
Please call me at 515-235-1209 if you have any questions.

Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel and Assistant Secretary, Registrant